UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(Name of Issuer)

Series A Common Stock

(Title of Class of Securities)

21240E105

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21240E105	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Long Bar LatAm LLC (I.R.S. Identification No. 27-2992507)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER None(1)
	7.	SOLE DISPOSITIVE POWER None
8.

SHARED DISPOSITIVE POWER

182,575,675 (Consisting of (i) 139,380,926 Series A shares (based on American Depositary Shares (“ADSs”) on an as-converted basis) and (ii) 43,194,749 Series B shares (which are convertible into Series A shares on a 1 to 1 basis))

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

182,575,675 (Consisting of (i) 139,380,926 Series A shares (based on ADSs on an as-converted basis) and (ii) 43,194,749 Series B shares (which are convertible into Series A shares on a 1 to 1 basis))

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8%
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Pursuant to the Issuer’s bylaws, Series A shares can only be owned directly by Mexican individuals or entities controlled by Mexican individuals; as a result, the Reporting Persons hold their Series A shares through Ordinary Participation Certificates (“CPOs”) in the form of ADSs. The Reporting Persons do not have the right to vote the ADSs or CPOs; however, in the event the ADSs were to be transferred to a Mexican individual or entity controlled by Mexican individuals, such new holder(s) could hold the Series A shares directly and would have voting power, in the aggregate, of 182,575,675 Series A shares (including the Series B shares on an as-converted basis).

CUSIP No. 21240E105	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indigo Mexico Cöoperatief U.A. (I.R.S. Identification No. Not Applicable)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None(1)
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER None
8.

SHARED DISPOSITIVE POWER

182,575,675 (Consisting of (i) 139,380,926 Series A shares (based on ADSs on an as-converted basis) and (ii) 43,194,749 Series B shares (which are convertible into Series A shares on a 1 to 1 basis))

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

182,575,675 (Consisting of (i) 139,380,926 Series A shares (based on ADSs on an as-converted basis) and (ii) 43,194,749 Series B shares (which are convertible into Series A shares on a 1 to 1 basis))

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8%
12.	TYPE OF REPORTING PERSON (see instructions) FI

(1)	Pursuant to the Issuer’s bylaws, Series A shares can only be owned directly by Mexican individuals or entities controlled by Mexican individuals; as a result, the Reporting Persons hold their Series A shares through CPOs in the form of ADSs. The Reporting Persons do not have the right to vote the ADSs or CPOs; however, in the event the ADSs were to be transferred to a Mexican individual or entity controlled by Mexican individuals, such new holder(s) could hold the Series A shares directly and would have voting power, in the aggregate, of 182,575,675 Series A shares (including the Series B shares on an as-converted basis).

CUSIP No. 21240E105	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William A. Franke
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER None(1)
	7.	SOLE DISPOSITIVE POWER None
8.

SHARED DISPOSITIVE POWER

182,575,675 (Consisting of (i) 139,380,926 Series A shares (based on ADSs on an as-converted basis) and (ii) 43,194,749 Series B shares (which are convertible into Series A shares on a 1 to 1 basis))**

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

182,575,675 (Consisting of (i) 139,380,926 Series A shares (based on ADSs on an as-converted basis) and (ii) 43,194,749 Series B shares (which are convertible into Series A shares on a 1 to 1 basis))**

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8%
12.	TYPE OF REPORTING PERSON (see instructions) IN

**	Solely in Mr. Franke’s capacity as managing member of an entity that is the general partner of entities that control Indigo Mexico Cöoperatief U.A., as managing member of an entity that is the manager of Long Bar LatAm LLC, as the managing member of an entity that is the general partner of Long Bar LatAm II LP, and as the managing member of an entity that is the general partner of Indigo LatAm LP. Mr. Franke disclaims beneficial ownership of the securities owned by Indigo Mexico Cöoperatief U.A., Long Bar LatAm LLC, Long Bar LatAm II LP and Indigo LatAm LP except to the extent of any pecuniary interest therein and disclaims membership in a “group” with Indigo Mexico Cöoperatief U.A., Long Bar LatAm LLC, Long Bar LatAm II LP and Indigo LatAm LP.
(1)	Pursuant to the Issuer’s bylaws, Series A shares can only be owned directly by Mexican individuals or entities controlled by Mexican individuals; as a result, the Reporting Persons hold their Series A shares through CPOs in the form of ADSs. The Reporting Persons do not have the right to vote the ADSs or CPOs; however, in the event the ADSs were to be transferred to a Mexican individual or entity controlled by Mexican individuals, such new holder(s) could hold the Series A shares directly and would have voting power, in the aggregate, of 182,575,675 Series A shares (including the Series B shares on an as-converted basis).

CUSIP No. 21240E105	13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indigo LatAm LP (I.R.S. Identification No.: Not Applicable)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER None(1)
	7.	SOLE DISPOSITIVE POWER None
8.

SHARED DISPOSITIVE POWER

182,575,675 (Consisting of (i) 139,380,926 Series A shares (based on ADSs on an as-converted basis) and (ii) 43,194,749 Series B shares (which are convertible into Series A shares on a 1 to 1 basis))

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

182,575,675 (Consisting of (i) 139,380,926 Series A shares (based on ADSs on an as-converted basis) and (ii) 43,194,749 Series B shares (which are convertible into Series A shares on a 1 to 1 basis))

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8%
12.	TYPE OF REPORTING PERSON (see instructions) FI

(1)	Pursuant to the Issuer’s bylaws, Series A shares can only be owned directly by Mexican individuals or entities controlled by Mexican individuals; as a result, the Reporting Persons hold their Series A shares through CPOs in the form of ADSs. The Reporting Persons do not have the right to vote the ADSs or CPOs; however, in the event the ADSs were to be transferred to a Mexican individual or entity controlled by Mexican individuals, such new holder(s) could hold the Series A shares directly and would have voting power, in the aggregate, of 182,575,675 Series A shares (including the Series B shares on an as-converted basis).

CUSIP No. 21240E105	13G	Page 6 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Long Bar LatAm II LP (I.R.S. Identification No.: Not Applicable)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER None(1)
	7.	SOLE DISPOSITIVE POWER None
8.

SHARED DISPOSITIVE POWER

182,575,675 (Consisting of (i) 139,380,926 Series A shares (based on ADSs on an as-converted basis) and (ii) 43,194,749 Series B shares (which are convertible into Series A shares on a 1 to 1 basis))

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

182,575,675 (Consisting of (i) 139,380,926 Series A shares (based on ADSs on an as-converted basis) and (ii) 43,194,749 Series B shares (which are convertible into Series A shares on a 1 to 1 basis))

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8%
12.	TYPE OF REPORTING PERSON (see instructions) FI

(1)	Pursuant to the Issuer’s bylaws, Series A shares can only be owned directly by Mexican individuals or entities controlled by Mexican individuals; as a result, the Reporting Persons hold their Series A shares through CPOs in the form of ADSs. The Reporting Persons do not have the right to vote the ADSs or CPOs; however, in the event the ADSs were to be transferred to a Mexican individual or entity controlled by Mexican individuals, such new holder(s) could hold the Series A shares directly and would have voting power, in the aggregate, of 182,575,675 Series A shares (including the Series B shares on an as-converted basis).

CUSIP No. 21240E105	13G	Page 7 of 9 Pages

Item 1.

(a)	Name of Issuer Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(b)	Address of Issuer’s Principal Executive Offices Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B Colonia Zedec Santa Fe United Mexican States, D.F. 01210
Item 2.
(a)	Name of Person Filing See Item 1 on pages 2, 3, 4, 5 and 6
(b)	Address of the Principal Office or, if none, residence c/o Indigo Partners LLC 2525 E. Camelback Road, Suite 900 Phoenix, Arizona 85016
(c)	Citizenship See Item 4 on pages 2, 3, 4, 5 and 6
(d)	Title of Class of Securities Series A Common Stock
(e)	CUSIP Number 21240E105
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. 21240E105	13G	Page 8 of 9 Pages

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 on pages 2, 3, 4, 5 and 6

(b)	Percent of class: See Item 11 on pages 2, 3, 4, 5 and 6

(c)	Number of shares as to which the person has: See Items 5-8 on pages 2, 3, 4, 5 and 6

(i)	Sole power to vote or to direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

See Exhibit 1

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

Not Applicable

CUSIP No. 21240E105	13G	Page 9 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018	Indigo Mexico Cöoperatief U.A.

By: William A. Franke, Authorized Signatory

/s/ William A. Franke
Date: February 12, 2018	Long Bar LatAm LLC

By: Brian H. Franke, Vice President

/s/ Brian H. Franke
Date: February 12, 2018	William A. Franke

/s/ William A. Franke
Date: February 12, 2018	Long Bar LatAm II LP By: William A. Franke, President and Chief Executive Officer /s/ William A. Franke
Date: February 12, 2018	Indigo LatAm LP By: William A. Franke, Member, For and on behalf of Indigo LatAm Management LLC (General Partner), on behalf of Indigo LatAm LP. /s/ William A. Franke

Exhibit 1

IDENTIFICATION OF MEMBERS OF THE GROUP

Indigo Mexico Cöoperatief U.A.

Long Bar LatAm LLC

Indigo LatAm LP

Long Bar LatAm II LP

Exhibit 2

JOINT FILING AGREEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Date: February 12, 2018	Indigo Mexico Cöoperatief U.A.

By: William A. Franke, Authorized Signatory

/s/ William A. Franke
Date: February 12, 2018	Long Bar LatAm LLC

By: Brian H. Franke, Vice President

/s/ Brian H. Franke
Date: February 12, 2018	William A. Franke

/s/ William A. Franke
Date: February 12, 2018	Long Bar LatAm II LP By: William A. Franke, President and Chief Executive Officer /s/ William A. Franke
Date: February 12, 2018	Indigo LatAm LP By: William A. Franke, Member, For and on behalf of Indigo LatAm Management LLC (General Partner), on behalf of Indigo LatAm LP. /s/ William A. Franke